

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Teresa A. Herbert
Chief Financial Officer
INDEPENDENCE HOLDING CO
96 Cummings Point Road
Stamford, CT 06902

> **Re: INDEPENDENCE HOLDING CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-32244**

Dear Ms. Herbert:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Finance